2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

DATE:	September 22, 2017

TO:	United States Securities and Exchange Commission (“SEC”)

FROM:	Medicure Inc.

SUBJECT:	Response to SEC Letter

The information contained in this memorandum provides Medicure Inc.’s (“Medicure” or the “Company”) responses to questions contained in correspondence (see “Attachment 1”) dated September 8, 2017 from the SEC regarding the Company’s Form 20-F for the year ended December 31, 2016. The questions pertain to Note 4 – Business Combinations of the Company’s financial statements included within the Form 20-F.

Question 1:

You disclosed in your prior filings that the long-term derivative associated with your Apicore option rights was re-valued every period. As of September 30, 2016, the value of this derivative was $13,084. Please address the following:

• Provide us with the terms of the various option rights you obtained upon your initial investment in Apicore;

• Describe for us the valuation technique and significant inputs used in determining the fair value of your Apicore options for each period;

• Explain to us what caused the fair value of these options to increase to $20.8 million at December 31, 2016 resulting in a gain of $20.6 million in 2016.

Response 1:

On July 3, 2014, Medicure entered into an arrangement whereby a minority interest in the Apicore business was acquired. Specifically, the Company acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in Apicore. The Company also received an option (the “Option Rights”), for it to acquire all of the remaining issued shares of Apicore, for a three-year period ending July 3, 2017. The Option Rights could be exercised in whole or in stages as defined in the transfer agreement entered into by the Company on July 3, 2014.

The terms of Medicure’s three-year Option Rights over the remaining shares of Apicore was as follows:

•	Series A Preferred Shares: The predetermined option price was fixed at 2.5 times the initial investment of US$12.5 million at the time of the July 3, 2014 transaction for a total of US$31.25 million.

•	Series C Common Shares: The option price for the Series C Common Shares escalated over the three-year option period. If the option was exercised in Calendar 2014, then the option price would have been US$20.0 million. If the option was exercised in 2015, then the option price increased by US$4,109.50 per day. If the option was exercised in 2016 or 2017, then the option price increased by US$5,464.48 per day. At the end of the three-year option period, July 3, 2017, the option price for the Class C Common Shares totaled US$24.5 million.

•	Warrants to purchase Series D Common Shares: The predetermined option price was fixed at US$2.5 million at the time of the July 3, 2014 transaction.

This resulted in a total option price of approximately US$58.25 million for the remaining ownership interests in Apicore, assuming an exercise at the end of the option period.

The option pertaining to the Series A Preferred Shares and the Warrants to purchase Series D Common Shares could be exercised exclusively of the option rights relating to Series C Common Shares.

On July 3, 2014, the Apicore option was valued using a Black-Scholes model under the assumption the option would be exercised at the end of the three-year term. The inputs to the model included the strike price, Apicore’s estimated share price at July 3, 2014, the life of the option, an estimate of the volatility of Apicore’s share price, the expected dividend yield and the risk-free interest rate.

The strike price was determined to be equal to the option price which totaled US$58.25 million. Apicore’s share value at the time of the grant of the option was valued at US$21.38 million based on the investments made in Apicore at July 3, 2014 by unrelated third parties (or $1.95 per share). Apicore is a private company that prior to the exercise of the Option Rights in 2016, Medicure held an approximate six percent investment in. As a result, information pertaining to any changes in fair value of Apicore was minimal. The Company evaluated all share transactions within Apicore to assess any fair value changes in Apicore’s share price. The July 2014 transaction had a share price of $1.95 and in February of 2016, Apicore issued stock options to management and employees at a price of $1.69. Prior to the exercise of the Medicure Option Rights, Apicore issued Series A-1 Preferred Shares at a price of $1.92, however this transaction was completed with the majority shareholder at the time, a related party, and therefore the issuance does not necessarily represent fair value. Therefore, between the acquisition of the option in July 2014 and the exercise of the Option Rights in November 2016, no evidence was available to management of the Company to support a significant change to the fair value of Apicore, and as a result, the share price used to determine the value of Medicure’s Option Rights. The life of the option began at three years and decreased each subsequent period as time elapsed. The volatility in Apicore’s share price was estimated using volatility information obtained from publicly traded pharmaceutical companies similar to Apicore. The dividend yield was determined to be nil based on the expectation of no dividends being declared during the three-year option period. Risk-free interest rates were determined based on the remaining life of the option at each period end. A discount was then applied each period for the lack of marketability of the option, as the option was nontransferable, as well as a further discount based on an estimate of Medicure’s ability and willingness to obtain financing and exercise the option.

The Apicore business showed continued improvement throughout 2015 and the Apicore financial statements for 2015 reflected this improvement in top line revenue growth, but Apicore continued to show negative earnings for the year. At that time there was no indication that the valuation of the Option Rights had materially changed.

A share option valuation in February 2016 resulted in a fair value of $1.69 per share when Apicore issued stock options to management and employees. While this value was lower than the original $1.95 per share utilized in the valuation of the options, it did not provide an indication of a material change to the value of the Option Rights.

In the third quarter of 2016, Medicure was informed that Apicore would be pursuing a deemed liquidation event and a non-binding expression of interest to acquire Apicore was received by Apicore. Apicore then hired a marketing agent in October 2016 and subsequently received several additional expressions of interest for the acquisition of Apicore.

In 2016, Apicore began to advance its new business model involving moving from a contract manufacturer of Active Pharmaceutical Ingredients (“APIs”) to filing for Abbreviated New Drug Application (“ANDA”) approvals in order to expand its contract manufacturing revenue by including profit sharing agreements with its commercial customers. The initial success of this approach began fundamentally changing Apicore’s business mandate and the valuation associated with the Apicore business and formed the basis for the values provided by potential acquirers of Apicore in November 2016.

At this point, a decision was made to exercise the Option Rights to acquire the majority interest in Apicore. As a result, Medicure acquired the Series A Preferred Shares and the Warrants to acquire Class D Common Shares in Apicore on December 1, 2016.

An independent valuation of Apicore was completed and became the key information in the determination of the value of Apicore of CDN$112.9 million at the acquisition date of December 1, 2016. This resulted in an increase to the value of the option immediately prior to its exercise as well as an increase in the value of the remaining outstanding option held by Medicure.

Question 2:

In your disclosure on page 131, you indicate that you acquired $101.7 million of intangible assets from Apicure. Please identify for us the specific intangible assets acquired and their amounts, and describe for us how you determined the fair value of each asset. Tell us why you do not disaggregate these assets or provide more detail of the components of these assets in your disclosure.

Response 2:

The acquisition of Apicore included significant intangible assets classified and preliminarily valued as acquired intangible assets and included the following:

•	Customer Relationships – CDN$7 million.

•	Patents – CDN$10 million

•	ANDA Profit Sharing Arrangements – CDN$81 million.

•	Other In-Process Research and Development – CDN$4 million

The valuation method used was to take into account all future cash flows expected and associated with each product in Apicore’s suite of commercial products and products under development. The discounted cash flows for each type of intangible asset were calculated using all information available to the Company as part of the discounted cash flow model.

In the financial statements for the year ended December 31, 2016, the Company chose to record the intangible assets on an aggregated basis as the purchase price allocation resulting from the purchase accounting was not finalized and thus marked as provisional. Although the total value of the intangible assets was determined to be reasonable, the Company was still gathering information and the allocations between categories could reasonably change based on additional information to be obtained by Medicure.

Under International Financial Reporting Standards (“IFRS”) 3.45, if the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the acquirer shall report in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, which is the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination, the acquirer shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period provides the acquirer with a reasonable time to obtain the information necessary to identify and measure the identifiable assets acquired, liabilities assumed and any non-controlling interests in the acquiree and ends as soon as the acquirer receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. The measurement period shall not exceed one year from the acquisition date.

To apply this IFRS guidance to the Company’s financial statements at December 31, 2016 the Company reported provisional amounts in relation to the identifiable assets acquired and liabilities assumed, including those related to intangible assets. This allows the Company no more than one year to finalize the provisional purchase price allocation. Management of Medicure has determined the identifiable assets acquired, mainly in the form of intangible assets, and is in process of finalizing the provisional allocation of value to each specific intangible asset. In accordance with IFRS 3.45, this finalization of the purchase price allocation will occur on or before November 30, 2017 and the financial statements of the Company as at December 31, 2017 will reflect the final purchase price allocation. The note disclosure in the December 31, 2017 financial statements pertaining to intangible assets will include disaggregation of the total value into specific categories, namely; customer relationships, patents and acquired in-process research and development.

Question 3:

You disclose that the 400,000 remaining Apicore options outstanding (without an employee put feature) have been recorded in equity as a non-controlling interest. Provide us references to the authoritative literature on which you base classification of these options outstanding as a non-controlling interest.

Response 3:

400,000 stock options that were granted to the Chief Executive Officer and Chief Financial Officer of Apicore were not replaced of modified by Medicure but continued in their existing form.

These stock options, that did not contain a put feature, were recorded in equity as a non-controlling interest. The guidance that was used in regards to this accounting treatment was IFRS 3 which distinguishes between vested and unvested share-based payment transactions of the acquiree that are outstanding at the date of the business combination, but which the acquirer chooses not to replace. IFRS 3.19 states that for each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either: (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Additionally, management followed the guidance of IFRS 3.B62A for treatment of the 400,000 stock options that had not fully vested as at December 1, 2016. In accordance with the standard, management used a Black-Scholes model to determine the fair value of the stock options as if they were granted on the date of the acquisition. Additionally, the Company’s measure of the unvested stock-based compensation expense was made in accordance with IFRS 3.B62B, and the Company recorded $2,090,000 to the non-controlling interest, representing the ratio of the portion of the vesting period completed prior to the acquisition as a percentage of the total vesting period. A direct charge to stock-based compensation expense was recorded post-acquisition to recognize the unvested amount as post-combination service.

Further IFRS 10 Appendix A defines non-controlling interest as equity in a subsidiary not attributable to a parent and includes options under share-based payment transactions. Options are non-controlling interests, regardless of whether they are vested and whether they are "in-the-money". The options are exercisable for common shares of Apicore which represent the residual interest in Apicore that is not held by Medicure.

Question 4:

You state "The Apicore Series A-1 preferred shares are redeemable by the holder after December 31, 2019 in three annual installments at the greater of the fair value of the shares at the redemption date and the net assets of the Company." Explain to us what you mean by the net assets of the Company and how you considered the provision of "greater of the fair value of the shares and the net assets of the company" in your accounting for the Series A-1 preferred shares.

Response 4:

During September of 2016, Apicore completed an equity financing by issuing Series A-1 Preferred Shares for gross proceeds of US$1,000,000. Medicure does not hold an option over these shares, however the shares are redeemable.

There appears to be a typographical error in the note disclosure and this should read: “The Apicore Series A-1 preferred shares are redeemable by the holder after December 31, 2019 in three annual instalments at the greater of a fixed price per share and the fair value of the shares.”

The fair value of the Series A-1 Preferred Shares was determined to be greater than the fixed price per share. The fair value of the shares was determined in reference to the enterprise value of Apicore at the acquisition date.

 Attachment 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2017

James Kinley
Chief Financial Officer
Medicure Inc.
2-1250 Waverly Street
Winnipeg, Manitoba, Canada R3T 6C6

Re: Medicure Inc.
Form 20-F for the Year Ended December 31, 2016
Filed April 27, 2017
File No. 001-31995

Dear Mr. Kinley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements
Note 4. Business combinations, page 129

James Kinley
Medicure Inc.
September 8, 2017
Page 2

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Vanjoske at (202) 551-3614 or Angela Connell at (202) 551-3426 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance